UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Oclaro Inc

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67555N206

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67555N206		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Financial LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,615,308

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,615,308

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,615,308

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.05%

14.	Type of Reporting Person IA; OO

CUSIP No. 67555N206		SCHEDULE 13D

1.	Name of Reporting Person: Magnetar Capital Partners LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,615,308

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,615,308

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,615,308

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.05%

14.	Type of Reporting Person HC; OO

CUSIP No. 67555N206		SCHEDULE 13D

1.	Name of Reporting Person: Supernova Management LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,615,308

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,615,308

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,615,308

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.05%

14.	Type of Reporting Person HC; OO

CUSIP No. 67555N206		SCHEDULE 13D

1.	Name of Reporting Person: Alec N. Litowitz

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,615,308

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,615,308

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,615,308

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.05%

14.	Type of Reporting Person HC; IN

SCHEDULE 13D

Item 1.         Security and Issuer

This Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Oclaro, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 225 Charcot Avenue, San Jose, CA 95131.

Item 2.         Identity and Background

(a)                                 The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company (“Magnetar Capital Master Fund”), (ii) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (iii) Magnetar Constellation Fund II-PRA LP, a Delaware limited partnership (“Constellation Fund”), (iv) Magnetar MSW Master Fund Ltd, a Cayman Islands exempted company (“MSW Master Fund”), and (v) Magnetar Multi-Strategy Alternative Risk Premia Master Fund Ltd, a Cayman Islands exempted company, (“Premia Master Fund”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of private investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)                                 The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)                                  Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of private investment funds and managed accounts, including each of the Funds; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)                                 None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such

Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.         Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 8,615,308 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds controlled by such Reporting Persons and their affiliates, which may, at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares since the merger announcement on behalf of the Funds was $85,114,906 (excluding commissions and other execution-related costs).

The aggregate funds used by the Reporting Persons in purchasing the 100,000 Shares on behalf of certain clients of Magnetar Financial for which Magnetar Financial serves as the investment adviser, including managed accounts, was $908,129 (excluding commissions and other execution-related costs).

Item 4.         Purpose of Transaction

The Reporting Persons acquired the 8,615,308 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below). The Reporting Persons currently intend to vote the 8,615,308 Shares reported herein on behalf of the Funds in favor of the Merger.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

On Schedule A attached hereto 100,000 Shares were sold short on behalf of certain clients of Magnetar Financial for which Magnetar Financial serves as the investment adviser, including managed accounts, that were subsequently covered in its entirety.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.         Interest in Securities of the Issuer

The Company reported in their Form 8-K dated as of July 10, 2018 that 170,656,367 Shares were issued and outstanding as of May 15, 2018.

(a)                                 As of July 22, 2018, each of the Reporting Persons may have been deemed to have beneficial ownership of 8,615,308 Shares, which consisted of (i) 578,349 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 5,432,629 Shares held for the benefit of PRA Master Fund, (iii) 2,168,811 Shares held for the benefit of Constellation Fund; (iv) 388,698 Shares held for the benefit of MSW Master Fund; and (v) 46,821 Shares held for the benefit of Premia Master Fund, and all such Shares represented beneficial ownership of approximately 5.05% of the Shares.

(b)                                 As of July 22, 2018, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 8,615,308 Shares, which consisted of (i) 578,349 Shares held for the benefit of Magnetar Capital Master Fund, (ii) 5,432,629 Shares held for the benefit of PRA Master Fund, (iii) 2,168,811 Shares held for the benefit of Constellation Fund; (iv) 388,698 Shares held for the benefit of MSW Master Fund; and (v) 46,821 Shares held for the benefit of Premia Master Fund, and all such Shares represented beneficial ownership of approximately 5.05% of the Shares.

(c)                                  Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on NASDAQ and various other trading markets.

As disclosed by the Company in the Form 8-K filed with the SEC on March 11, 2018:

On March 11, 2018, Lumentum Holdings Inc., a Delaware corporation (“Lumentum”), Oclaro, Inc., a Delaware corporation (“Oclaro”), Prota Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Lumentum (“Merger Sub”), and Prota Merger, LLC, a Delaware limited liability company and a wholly owned subsidiary of Lumentum (“Merger Sub LLC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the terms of the Merger Agreement, the acquisition of Oclaro will be accomplished through a merger of Merger Sub with and into Oclaro (the “First Step Merger “) with Oclaro surviving the First Step Merger.  As soon as reasonably practicable following the First Step Merger, Oclaro will merge with and into Merger Sub LLC with Merger Sub LLC continuing as the surviving entity (the “Second Step Merger,” and taken together with the First Step Merger, the “Merger”).

Pursuant to the terms of the Merger Agreement, and subject to the terms and conditions set forth therein, at the effective time of the First Step Merger (the “Effective Time”), each share of the common stock of Oclaro (the “Oclaro Common Stock”) issued and outstanding immediately prior to the Effective Time (other than (x) shares of Oclaro Common Stock owned by Lumentum, Oclaro, or any direct or indirect wholly owned subsidiary of Lumentum or Oclaro or (y) shares of Oclaro Common Stock owned by stockholders who have properly exercised and perfected appraisal rights under Delaware law, in each case immediately prior to the Effective Time, will be cancelled and extinguished and automatically converted into the right to receive the following consideration (collectively, the “Merger Consideration”):

(A) $5.60 in cash, without interest (the “Cash Consideration”), plus

(B) 0.0636 of a validly issued, fully paid and nonassessable share of the common stock of Lumentum, par value $0.001 per share (“Lumentum Common Stock”) (such ratio, the “Exchange Ratio”).

(d)                                 No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

The 100,000 Shares described herein that were sold short on behalf certain clients of Magnetar Financial for which Magnetar Financial serves as the investment adviser, including managed accounts were obtain from prime brokers pursuant to customary securities lending agreements.

A client of Magnetar Financial has entered into a total return swap agreement giving it economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is a SEC registered investment adviser and an affiliate of Magnetar Financial.  Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management.  Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of July 22, 2018 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2018

MAGNETAR FINANCIAL LLC

By: Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

MAGNETAR CAPITAL PARTNERS LP

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

SUPERNOVA MANAGEMENT LLC

	By:	/s/ Alec N. Litowitz
		Name:	Alec N. Litowitz
		Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds & Managed Accounts

Date	Number of Shares Bought	Price Per Share($) (1)(2)
6/8/2018	18,825	8.973426	(3)
6/11/2018	12,700	9.076299	(4)
6/12/2018	68,475	9.111876	(5)
7/2/2018	110,476	8.928646	(6)
7/3/2018	41,766	8.774738	(7)
7/5/2018	62,753	8.767943	(8)
7/6/2018	56,334	8.934779	(9)
7/9/2018	76,287	8.925380	(10)
7/10/2018	151,397	8.972963	(11)
7/11/2018	174,153	8.853884	(12)
7/12/2018	158,491	9.057032	(13)
7/13/2018	3,502	9.084714	(14)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $8.973426 per share, at prices ranging from $8.97 to $8.98 per share.

(4) Reflects a weighted average purchase price of $9.076299 per share, at prices ranging from $9.055 to $9.09 per share.

(5) Reflects a weighted average purchase price of $9.111876 per share, at prices ranging from $9.065 to $9.15 per share.

(6) Reflects a weighted average purchase price of $8.928646 per share, at prices ranging from $8.83 to $9.00 per share.

(7) Reflects a weighted average purchase price of $8.774738 per share, at prices ranging from $8.675 to $8.93 per share.

(8) Reflects a weighted average purchase price of $8.767943 per share, at prices ranging from $8.635 to $8.86 per share.

(9) Reflects a weighted average purchase price of $8.934779 per share, at prices ranging from $8.83 to $8.99 per share.

(10) Reflects a weighted average purchase price of $8.925380 per share, at prices ranging from $8.87 to $8.95 per share.

(11) Reflects a weighted average purchase price of $8.972963 per share, at prices ranging from $8.88 to $9.05 per share.

(12) Reflects a weighted average purchase price of $8.853884 per share, at prices ranging from $8.73 to $8.98 per share.

(13) Reflects a weighted average purchase price of $9.057032 per share, at prices ranging from $8.90 to $9.12 per share.

(14) Reflects a weighted average purchase price of $9.084714 per share, at prices ranging from $9.07 to $9.10 per share.

Funds & Managed Accounts

Date	Number of Shares (Sold)	Price Per Share($) (1)(2)
6/5/2018	(100,000)	8.919421	(3)
6/29/2018	(9,718)	8.868354	(4)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.

(3) Reflects a weighted average sale price of $8.919421per share, at prices ranging from $8.90 to $8.935 per share.

(4) Reflects a weighted average sale price of $8.868354 per share, at prices ranging from $8.72 to $8.96 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of July 22, 2018, among the Reporting Persons.